Exhibit 99.5

News release…

Date: 19 April 2004
Ref: PR363g

New Eastern Range mine adds to Hamersley’s capacity

The opening today of Hamersley Iron’s 54 per cent owned Eastern Range mine, near Paraburdoo in the Pilbara region of Western Australia, will consolidate Hamersley’s position as a leading supplier to China, presently the world’s fastest growing market for iron ore.

The Eastern Range mine, developed at an initial cost of US$64 million, is owned in partnership with the Shanghai Baosteel Group Corporation (46 per cent interest), one of China’s largest steelmakers.

Under the terms of the joint venture agreement, Hamersley will supply Baosteel with 200 million tonnes of iron ore at an annual rate of ten million tonnes over 20 years.

Rio Tinto Iron Ore chief executive Chris Renwick said the official opening is an historic event for Hamersley and Baosteel, marking the culmination of years of hard work, partnership and negotiation.

“Today’s mine opening is significant as it reinforces Hamersley’s already strong working relationship with China, built up since Hamersley’s first iron ore sales to China more than 30 years ago,” Mr Renwick said.

“This mine development allows mutually beneficial outcomes for both parties. For Baosteel, Eastern Range secures a stable supply of high quality iron ore that will help it to meet the needs of the rapid industrial development presently underway in China.

“Hamersley in turn, is able to maximise the potential of a valuable asset and achieve returns for its shareholders through guaranteed iron ore sales for the next 20 years.

“The development of Eastern Range will also ensure that Paraburdoo remains a vital regional centre for many years to come.”

The Eastern Range mine was officially opened by the Australian Federal Minister for Industry, Tourism and Resources, the Hon Ian Macfarlane MP. Other guests included the Western Australian Minister for the Pilbara, the Hon Tom Stephens MLC, Chinese dignitaries, and representatives from the Shanghai Baosteel Group Corporation, and Rio Tinto.

Cont…/

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